SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

RiceBran Technologies, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

45677V108

(CUSIP Number)

LF-RB Management LLC	Stephen D. Baksa
720 Fifth Avenue, 10th Floor	2 Woods Lane
New York, New York 10019	Chatham, NJ 45140
(212) 247-0581	(973) 635-4710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

April 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 14 pages

CUSIP No. 45677V108	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LF-RB Management, LLC	81-1110072

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,809 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,207 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.08%[2]
14	TYPE OF REPORTING PERSON	OO

1 LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by the other parties to such Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Voting Agreement (as defined and described in item 4 below) and the other understandings described in Items 4 and 6 below.

2 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on March 30, 2016, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

CUSIP No. 45677V108	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,207 shares
	9	SOLE DISPOSITIVE POWER 3,390 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,207 shares[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.08%[4]
14	TYPE OF REPORTING PERSON	IN

3 Includes 3,390 shares directly held by Gary L. Herman and his affiliates. Mr. Herman, as managing member of LF-RB Management LLC, may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by him, the other parties to the Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Exchange Act, by virtue of the Voting Agreement and the other understandings described in Items 4 and 6 below.

4 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on March 30, 2016, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016

CUSIP No. 45677V108	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Goose	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 952,207 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,207 shares[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.08%[6]
14	TYPE OF REPORTING PERSON	IN

5 Mr. Goose, as managing member of LF-RB Management LLC, may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by the other parties to the Voting Agreement, Stephen D. Baksa and Edward M. Giles under Rule 13d-5 of the Exchange Act, by virtue of the Voting Agreement and the other understandings described in Items 4 and 6 below

6 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on March 30, 2016, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

CUSIP No. 45677V108	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen D. Baksa	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 496,710 shares
	9	SOLE DISPOSITIVE POWER 496,710 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,710 shares[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	4.7%[8]
14	TYPE OF REPORTING PERSON	IN

7 Represents an aggregate of 357,863 shares of the Issuer’s Common Stock and 139,047 shares of Common Stock underlying Common Stock purchase warrants exercisable within 60 days. This total does not include 51,233 shares of Common Stock owned by trusts for the benefit of Mr. Baksa’s adult children. Mr. Baksa’s wife is the sole trustee of such trusts, and Mr. Baksa disclaims beneficial ownership of such shares. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Baksa under Rule 13d-5 of the Exchange Act by virtue of the understandings described in Items 4 and 6 below.

8 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on March 30, 2016, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

CUSIP No. 45677V108	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Jacinto	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 144,551 shares
	9	SOLE DISPOSITIVE POWER 144,551 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,551 shares[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.4%[10]
14	TYPE OF REPORTING PERSON	IN

9 Includes only shares of Common Stock directly held by Richard Jacinto Roth IRA. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Jacinto under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

10 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on December 31, 2015, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending March 30, 2016, as filed with the Securities and Exchange Commission on March 30, 2016.

CUSIP No. 45677V108	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Bellofatto	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 150,000 shares
	9	SOLE DISPOSITIVE POWER 150,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 shares[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.4%[12]
14	TYPE OF REPORTING PERSON	IN

11 . Includes only shares directly held by Richard Bellofatto. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Bellofatto under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

12 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on March 30, 2016, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

CUSIP No. 45677V108	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Larry Hofpspirger	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 115,148 shares
	9	SOLE DISPOSITIVE POWER 115,148 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,148 shares[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.1%[14]
14	TYPE OF REPORTING PERSON	IN

13 Includes only shares directly held by Larry Hofpspirger. LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Hofpspirger under Rule 13d-5 of the Exchange Act by virtue of the Voting Agreement described in Items 4 and 6 below.

14 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on March 30, 2016, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

CUSIP No. 45677V108	13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward M. Giles	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 42,280 shares
	9	SOLE DISPOSITIVE POWER 42,280 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,280 shares[15]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.4%[16]
14	TYPE OF REPORTING PERSON	IN

15 LF-RB Management, LLC may be deemed to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by Mr. Giles under Rule 13d-5 of the Exchange Act by virtue of the understandings described in Items 4 and 6 below.

16 Based on a total of 10,487,415 shares of Common Stock issued and outstanding on March 30, 2016, as reported by the Issuer in the Issuer’s latest Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value (the “Common Stock”), of RiceBran Technologies, Inc., a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6720 North Scottsdale Road, Suite 390, Scottsdale, AZ 85253.

Item 2.	Identity and Background.

This statement is being filed by:

(a) LF-RB Management, LLC (“LF-RB”);

(b) Gary L. Herman (“Mr. Herman”);

(c) Michael Goose (“Mr. Goose”);

(d) Stephen D. Baksa (“Mr. Baksa”);

(d) Richard Jacinto (“Mr. Jacinto”);

(e) Richard Bellofatto (“Mr. Bellofatto”);

(f) Larry Hofpspirger (“Mr. Hofpspirger”); and

(g) Edward M. Giles (“Mr. Giles”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

LF-RB Management, LLC is a limited liability company organized under the laws of Delaware. Mr. Herman and Mr. Goose are managing members and the sole owners of the membership interests of LF-RB Management, LLC. The principal business of LF-RB Management, LLC is to invest in and assist growth-oriented businesses. The address of the principal office of LF-RB, Mr. Herman and Mr. Goose is 720 Fifth Avenue, 10th Floor, New York, NY 10019.

The address of the principal office of Mr. Baksa is 2 Woods Lane, Chatham, NJ 07928. The principal business of Mr. Baksa is to invest in and assist growth-oriented businesses.

The address of the principal office of Mr. Jacinto is 4775 Collins Avenue, # 3003, Miami Beach, FL 33140. The principal business of Mr. Jacinto is to invest in and assist growth-oriented businesses.

The address of the principal office of Mr. Bellofatto is 25 Carle Road, Westbury, NY 11590. The principal business of Mr. Bellofatto is to invest in and assist growth-oriented businesses.

The address of the principal office of Mr. Hofpspirger is 2025 Nicollet Avenue South, #203, Minneapolis, MN 55404. The principal business of Mr. Hofpspirger is real estate and to invest in and assist growth-oriented businesses.

The address of the principal office of Mr. Giles is 17 Heights Road, Manhasset, NY 11030. The principal business of Mr. Giles is to invest in and assist growth-oriented businesses.

During the last five years, none of the Reporting Persons nor any executive officer or director of LF-RB, one of the Reporting Persons, has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital (in the case of LF-RB Management, LLC) and their personal funds or that of their respective affiliates (in the case of Messrs. Herman, Goose, Baksa, Jacinto, Bellofatto, Hofpspirger and Giles). The Reporting Persons or their affiliates did not acquire beneficial ownership of any securities of the Issuer with borrowed funds. Each of the Reporting Persons is filing this Schedule 13D because it may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended, as a result of having entered into a Voting Agreement, dated April 25, 2016, as described in Items 4 and 6 below, and the other understandings described in Items 4 and 6 below.

Item 4.	Purpose of Transaction.

On April 25, 2016, each of the Reporting Persons, other than Messrs. Baksa and Giles, entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each of the Reporting Persons, other than Messrs. Baksa and Giles, appointed LF-RB Management, LLC as proxy and attorney-in-fact for such Reporting Person, to vote any and all of its shares of Common Stock with regard to any question, action, resolution, election or other matter presented to the shareholders of the Issuer (or its successor, if any) for vote or approval, whether at a meeting or pursuant to written consent or otherwise. In addition, each of Messrs. Baksa and Giles has informally agreed to consult with the LF-RB Management, LLC with respect to actions taken by him with respect to the shares of the Issuer’s Common Stock that are from time-to-time owned by him. Accordingly, Mr. Baksa, who filed a Schedule 13G on February 6, 2015 with respect to the shares of Common Stock owned by him, may be deemed to no longer be holding his shares of Common Stock for investment purposes, but rather, to be holding such shares of Common Stock with the purpose or effecting of changing or influencing control of the Issuer. For the foregoing reasons, LF-RB Management, LLC may be deemed by Rule 13d-5 of the Exchange Act to have shared voting power with respect to, and beneficial ownership of, the shares of Common Stock of the Issuer held by the parties to the Voting Agreement and Messrs. Baksa and Giles. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer. Each of the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Act of 1933, as amended, with the other Reporting Persons as a result of having entered into the Voting Agreement and the other understandings described in this Item 4. Except as provided under the Voting Agreement, there is no formal written agreement between or among any of the Reporting Persons as it relates to the Issuer's securities, including any agreement with respect to the holding or disposing of such securities, or as to the manner in which the LF-RB Management, LLC, as proxy and attorney-in-fact, shall vote the shares of Common Stock.

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Persons may increase their ownership of shares of Common Stock of the Issuer through, among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to seek to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and business strategy, the price of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of its shares of Common Stock, engaging in any hedging or similar transaction with respect to the shares of Common Stock or changing its intention with respect to any and all matters referred to in this Item 4.

The Reporting Persons may seek to have discussions with the Issuer’s management, board of directors, lenders or other parties regarding the transactions enumerated above. The Reporting Persons may determine to further coordinate their activities with respect to their investment in the Issuer in the future.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, LF-RB Management, LLC may be deemed to have voting control over, and beneficial ownership of, an aggregate of 952,207 shares of Common Stock of the Issuer, representing approximately 9.08% of the outstanding shares of Common Stock of the Issuer, based on a total of 10,487,415 shares of Common Stock reported by the Issuer to be issued and outstanding on March 30, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the period ending December 31, 2015, as filed with the Securities and Exchange Commission on March 30, 2016.

LF-RB is the record owner of 0 shares of Common Stock. Mr. Herman is the record owner of 3,390 shares of Common Stock. Mr. Goose is the record owner of 0 shares of Common Stock. Mr. Baksa is the record owner of 357,863 shares of Common Stock and warrants to purchase an additional 139,047 shares of Common Stock that may be exercised within 60 days of the date hereof. Mr. Jacinto is the record owner of 144,551 shares of Common Stock. Mr. Bellofatto is the record owner of 150,000 shares of Common Stock. Mr. Hofpspirger is the record owner of 115,148 shares of Common Stock. Mr. Giles is the record owner of 42,408 shares of Common Stock. As described above, on April 25, 2016, Reporting Persons entered into the Voting Agreement.

(b)	Regarding the number of shares of Common Stock as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Mr. Jacinto has effected transactions in the shares of Common Stock within the past 60 days, as reflected on Schedule 1 to this Report. Other than as set forth in this Report, none of the Reporting Persons has effected any transactions in the shares of Common Stock within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Voting Agreement

As described above, on April 25, 2016, each of the Reporting Persons other than Mr. Baksa and Mr. Giles entered into the Voting Agreement. In addition, each of Mr. Baksa and Mr. Giles has informally agreed to consult with the LF-RB Management, LLC with respect to actions taken by him with respect to the shares of the Issuer’s Common Stock that are from time-to-time owned by him. The information provided in Items 3, 4 and 5 is hereby incorporated by reference. Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement as required by Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended.

Schedule 1

(See attached)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 27th day of April, 2016.

LF-RB MANAGEMENT, LLC

By:	/s/ Gary L. Herman
Gary L. Herman
Managing Member

By:	/s/ Michael Goose
Michael Goose
Managing Member

/s/ Gary L. Herman
Gary L. Herman

/s/ Michael Goose
Michael Goose

/s/ Stephen D. Baksa
Stephen D. Baksa

/s/ Richard Jacinto
Richard Jacinto

/s/ Richard Bellofatto
Richard Bellofatto

/s/ Larry Hofpspirger
Larry Hofpspirger

/s/ Edward M. Giles
Edward M. Giles

LF-RB MANAGEMENT, LLC

720 Fifth Avenue, 10th Floor

New York, NY 10019

April 28, 2016

Robert C. Schweitzer, Chairman

RiceBran Technologies, Inc.

6720 North Scottsdale Road, Suite 390

Scottsdale, AZ 85253

Dear Mr. Schweitzer:

We own or represent 9.07% of the issued and outstanding shares of RiceBran Technologies, Inc. (the “Company” or “RiceBran”). We are gravely disturbed with the Company’s directionless status and the inability of current management and the Board to effectively manage the Company and create shareholder value. We believe that immediate changes are required in order to change the direction of the Company and salvage the lost value which many of the shareholders have suffered. Some of these failures by the Company include the following:

Inability to Grow Business in a High Growth Category

We view the Company’s primary business opportunities to be in the functional food, beverage and nutraceutical sectors. Despite creating a unique and valuable protein/fiber food ingredient product set, the Company’s products have not effectively penetrated the market or gained significant product adoption or achieved expectation in a growing market. The few supply agreements and joint ventures that the Company has announced have been complete disappointments. The following are examples:

•	Inability to deliver a highly sought after product to end user, due to lack of distribution with key strategic customers.
•	Making acquisitions which have yielded negligible sales growth such as that of H&N Distribution.
•	Management significantly missed its FY15 guidance for total revenue of $67 million and positive EBITDA margins of 10%-12%. Rather they generated a mere $40 million in revenue and negative EBITDA of ($1,175,000).[1]
•	Annual revenues for the fiscal years ended December 31, 2015, 2014 and 2013 have stagnated at around the $40 million level.[2]

Lack of Leadership and Focus

The management and Board have consistently demonstrated their lack of a “firm grip” on the business. Since 2012, the Company has raised over $30 million in capital to fund its operations which to date has only translated into a significant decline in equity value, and approximately 90% dilution to shareholders. They have repeatedly missed their stated business goals and projections, and withdrew guidance for 2015. Furthermore, management has not issued any guidance for 2016 nearly 4 months into the year, leading the market to believe that the company has no better grip on its business than at any other point over the past several years. The following are examples:

1 Transcript from the Q3-2014 earnings call held on November 14, 2014.

2 Information from the Company’s 10K Reports filed on March 30, 2016, March 31, 2015 and April 1, 2014.

•	Focusing time on the Brazilian business, which we believe is significant distraction to management and requires further assessment. It has been plagued by shutdowns, shortages of raw materials, labor issues.
•	Seeking and signing joint ventures that amount to minimal financial benefit to the Company.
•	Focusing on the low margin animal feed business.
•	Focusing on Asian and European markets, while North America continues to be underdeveloped.
•	Agreeing to sell Narula Group's non-rice bran products in North America, including organic chia, kale, coconut water and coconut products, when current management cannot penetrate the market with current ingredients

Substantial Operating Losses and Cash Burn Leading to Dilution of Shares

Serial quarterly losses and annual capital raises continue to deflate shareholders’ value. Management and board continue to burn through cash each quarter at the expense of the shareholders. The following are examples:

•	The Company’s total accumulated losses for the past 3 years exceeds $52 million.[3]
•	Management does not appear to have a handle on cash management. For example, during the Q3-2015 earnings call held on November 12, 2015 when management was asked if they anticipated the need to raise additional capital given the current and projected cash balances, the Company’s CEO stated, “As we sit here today, No.”[4]
•	However, less than 90 days later the Company completed a $3 million capital offering of its Series F Convertible Preferred Shares, convertible into an aggregate of 2,000,000 shares of its common stock. The conversion price was at a discount to the prevailing market price and represented almost 20% of further dilution to shareholders.
•	Pursuing a misguided capital allocation strategy whereby the Company has spent over $30 million of capital in the past few years and yet again had to return to the equity markets two months ago to “keep on the lights.”
•	Investing tens of millions of dollars in working capital into a Brazilian operation which is 5,000 miles away from its Arizona headquarters.

Compensation Does Not Reflect Excessive Shareholder Losses

With all the failures noted above, the total compensation to management and the board has increased significantly during this same period of substantial decline, and is dramatically out of proportion to the Company’s size by any measure. Such increase is entirely inconsistent with the Company’s glaring lack of success and abysmal performance. While the Company employed the services of Mercer to analyze compensation, RIBT shareholders would be interested in seeing the comparative market data for other money losing $40 million revenue companies providing such bloated compensation packages.

The following are examples:

•	Despite record losses of almost $23,000,000 in the fiscal year ended December 31, 2014, senior management compensation increased to $2,878,456 from $1,448,287 or approximately 100% compared to the fiscal year ended December 31, 2013.

3 Information from the Company’s 10K Reports filed on March 30, 2016, March 31, 2015 and April 1, 2014.

4 Transcript from the Q3-2015 earnings call held on November 12, 2015.

•	Total board compensation increased by approximately 38% to $901,783 in the fiscal year ended December 31, 2014 compared to $650,714 in fiscal year ended December 31, 2013.[5]

As frustrated shareholders we propose the following action steps in order to create shareholder value and allow RiecBran to reach its full potential:

•	Changes in management and the Board with experienced food industry candidates which we have identified.
•	That management and the Company’s financial resources be focused in the United States to maximize the potential of our strong domestic market.
•	That our candidates are prepared to implement a plan to effectively utilize the Company’s limited resources to penetrate the food, beverage and nutraceuticals markets and drive product adoption and sales.
•	New leadership is prepared to work for substantially less compensation than the current management and board.
•	We are prepared to provide additional capital resources, as required, to implement the plan.

We look forward to meeting with you and the Board immediately to discuss our operating and strategic plan and proposed changes to preserve and create value for shareholders, with the goal of transforming RiceBran into a leading global food ingredient company. Please feel free to contact us by May 4, 2016. We can be reached at (212) 247-0581 or by email at: ricebraninvestors@gmail.com.

Very truly yours,

LF-RB MANAGEMENT, LLC

By:	/s/ Gary Herman
Gary Herman, Managing Member

By:	/s/ Michael Goose
Michael Goose, Managing Member

and

By:	/s/ Stephen D. Baksa
Stephen D. Baksa

cc:	Marco V. Galante, Director
David Goldman, Director
Baruch Halpern, Director
Henk W. Hoogenkamp, Director
Peter A. Woog, Director
John Short, CEO

Andrew Hulsh, Esq.
Pepper Hamilton, LLP

5 Information from the Company’s Schedule 14A Reports filed on April 30, 2015 and July 1, 2014.

Exhibit 1

Date	Shares Acquired	Price Per Share

3/25/2016	400	$1.15
	4,600	$1.50

3/28/2016	467	$1.10
	2,000	$1.09
	2,533	$1.10

3/29/2016	3,712	$1.15

3/30/2016	800	$1.16
	4,200	$1.15
	1,000	$1.13
	5,000	$1.13
	3,200	$1.13

4/1/2016	155	$1.12
	394	$1.15

4/4/2016	1,200	$1.16
	100	$1.18
	3,800	$1.16
	100	$1.16
	100	$1.16
	1,200	$1.16
	100	$1.15
	400	$1.15
	200	$1.15

4/5/2016	200	$1.12
	4,300	$1.13

4/6/2016	700	$1.12
	300	$1.12
	4,000	$1.14

4/7/2016	5,000	$1.15

4/8/2016	800	$1.22
	1,200	$1.22
	2,000	$1.22
	2,400	$1.22
	200	$1.26
	500	$1.26
	100	$1.24
	100	$1.25
	200	$1.25
	300	$1.25
	1,600	$1.25
	1,700	$1.25
	200	$1.25
	100	$1.25

4/11/2016	5,000	$1.31
	300	$1.41
	1,700	$1.40
	100	$1.41
	1,400	$1.41
	100	$1.41
	300	$1.38
	1,100	$1.39
	200	$1.39
	100	$1.38
	100	$1.37
	200	$1.39
	100	$1.37
	100	$1.39
	200	$1.38
	100	$1.39
	600	$1.38
	700	$1.39

4/12/2016	300	$1.40
	100	$1.40
	100	$1.43
	100	$1.44
	100	$1.44
	100	$1.47
	100	$1.47
	100	$1.43
	100	$1.44
	100	$1.45
	200	$1.46
	1,200	$1.45
	700	$1.44
	1,700	$1.46
	100	$1.50
	200	$1.49
	100	$1.50
	100	$1.51
	100	$1.50
	2,100	$1.50
	200	$1.51
	100	$1.49
	100	$1.50
	100	$1.49
	200	$1.49
	100	$1.48
	100	$1.48
	100	$1.45
	400	$1.48
	100	$1.48
	700	$1.49
	100	$1.48
	700	$1.47
	200	$1.47
	200	$1.47
	900	$1.46

4/13/2016	100	$1.49
	400	$1.49
	100	$1.50
	2,000	$1.50
	2,000	$1.50
	100	$1.50
	6,339	$1.50
	100	$1.50
	100	$1.50
	100	$1.50
	700	$1.50
	2,000	$1.50
	100	$1.47
	200	$1.47
	42	$1.47
	700	$1.49
	25	$1.47
	600	$1.48
	1,200	$1.49
	500	$1.48
	100	$1.48
	2,900	$1.48
	2,100	$1.48
	5,000	$1.48
	100	$1.49
	4,400	$1.49
	100	$1.49
	600	$1.49
	100	$1.50
	700	$1.50
	2,600	$1.50
	8,084	$1.49

4/14/2016	4,700	$1.50
	300	$1.49
	5,000	$1.50
	2,200	$1.50
	1,200	$1.50
	1,000	$1.50

	144,551